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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         AMERICAN SAFETY RAZOR COMPANY
                           (Name of Subject Company)

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
                         RSA HOLDINGS CORP. OF DELAWARE
                             RSA ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   029362100
                     (CUSIP Number of Class of Securities)

                                  ADAM SUTTIN
                    C/O J.W. CHILDS EQUITY PARTNERS II, L.P.
                               ONE FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 753-1100

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              MARIO A. PONCE, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 22, 1999 (as amended, the "Schedule 14D-1") relating to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal. RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 8, 1999, the Purchaser, NationsBank, N.A., NationsBanc Montgomery Securities LLC and DLJ Capital Funding, Inc. entered into a Revised Commitment Letter whereby the expiration date of the commitments and undertakings was extended, the full text of which is set forth in Exhibit (b)(3).

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5(a)-(e) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On April 13, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 13, 1999, the full text of which is set forth in Exhibit
(a)(12) and incorporated herein by reference.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

     (a)(12) Supplement to the Offer to Purchase dated April 13, 1999.

     (b) (3) Revised Commitment Letter, dated April 8, 1999, to the Purchaser from NationsBank, N.A., NationsBanc Montgomery Securities LLC and DLJ Capital Funding, Inc.

     (c) (3) Amendment, dated as of April 8, 1999, to the Agreement and Plan of Merger, dated as of February 12, 1999, by and among the Parent, the Purchaser and the Company (incorporated by reference to Exhibit 11(c)(3) to Amendment No. 3 to Schedule 14D-1, dated April 9,
             1999).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          RSA Holdings Corp. of Delaware

                                          By: /s/ ADAM L. SUTTIN
                                            ------------------------------------
                                            Name: Adam L. Suttin
                                            Title:  President

                                          RSA Acquisition Corp.

                                          By: /s/ ADAM L. SUTTIN
                                            ------------------------------------
                                            Name: Adam L. Suttin
                                            Title:  President

                                             J.W. Childs Equity Partners II,
                                             L.P.

                                               By: J.W. Childs Advisors II,
                                                   L.P.,
                                                 its general partner

                                                By: J.W. Childs Associates,
                                                    L.P.,
                                                  its general partners

                                                  By: J.W. Childs Associates,
                                                      Inc.,
                                                    its general partner

                                                   By: /s/ ADAM L. SUTTIN
                                                     ---------------------------
                                                     Name: Adam L. Suttin
                                                     Title:  Vice President

Date: April 13, 1999

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                                 EXHIBIT INDEX

EXHIBIT                                                                PAGE
  NO.                            DESCRIPTION                           NO.
-------                          -----------                           ----
(a)(12)  Supplement to the Offer to Purchase dated April 13, 1999.
(b) (3)  Revised Commitment Letter, dated April 8, 1999, to the
         Purchaser from NationsBank, N.A., NationsBanc Montgomery
         Securities LLC and DLJ Capital Funding, Inc.
(c) (3)  Amendment, dated as of April 8, 1999, to the Agreement and
         Plan of Merger, dated as of February 12, 1999, by and among the Parent, the Purchaser and the Company (incorporated by reference to Exhibit 11(c)(3) to Amendment No. 3 to Schedule
         14D-1, dated April 9, 1999).

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